October 31, 2008

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street

Washington, D.C.  20549-0405

Re:	Response of Schweitzer-Mauduit International, Inc.
to Comment Letter from the Securities and Exchange
Commission dated October 15, 2008
Commenting on Form 10-K/A for Fiscal Year Ended December 31, 2007 Filed October 7, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 7, 2008
File No. 001-13948

Dear Mr. Reynolds:

Attached is the response of Schweitzer-Mauduit International, Inc. (the “Company” or “registrant” or “SWM”) to the Securities and Exchange Commission’s (the “Commission” or “Staff”) comment dated October 15, 2008 to the Company’s Form 10-K/A filed October 7, 2008 in connection with its response dated October 8, 2008 in conjunction with the original comment letter from the Commission dated July 1, 2008 on the above identified disclosure documents filed by the Company. We have attempted to fully respond and to provide information that would assist in more fully understanding our disclosures.

The Company’s response to the Commission’s comment follows as set forth in your October 15, 2008 letter.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Certifications required under Rules 13a-14(a) and 15d–14(a) of the Securities Exchange Act of 1934

1.                                       We note that you did not file new Section 302 certifications with the amendment.  Please file new Section 302 certifications.  See SEC Release Nos. 33-8238; 34-47986, which is available at:  http://www.sec.gov/rules/final/33-8238.htm.

Response:  In response to this comment, we have drafted Amendment No. 2 to our Form 10-K for the year-ended December 31, 2007, which incorporates new Section 302 certifications.  Please review the attached draft filing, and if it is acceptable to you, we will file the document as resolution to this matter.

We are hopeful that this letter resolves the Staff’s concerns with regard to this comment.  If it does not, we would appreciate the opportunity to discuss the comment with you.  Please call me at (770) 569-4278 to arrange for a mutually convenient time to discuss the Company’s response and any additional questions that the Commission may have.

Sincerely,

/s/John W. Rumely, Jr.
John W. Rumely, Jr.
General Counsel

CC:  David Link, Division of Corporation Finance

DRAFT

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

(Amendment No. 2)

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

1-13948

(Commission file number)

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	62-1612879
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

100 North Point Center East, Suite 600
Alpharetta, Georgia	30022-8246
(Address of principal executive offices)	(Zip Code)

1-800-514-0186

(Registrant’s telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common stock, par value $0.10 per share	New York Stock Exchange, Inc.
(together with associated preferred stock purchase rights)

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.  Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☒ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

   Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

   The aggregate market value of the outstanding common stock, par value $0.10 per share (the “Common Stock”), held by non-affiliates of the registrant as of June 29, 2007 (the last business day of the registrant’s most recently completed second fiscal quarter) was $480.7 million, based on the last sale price for the Common Stock of $31.00 per share as reported on the New York Stock Exchange on said date. For purposes of the foregoing sentence only, all directors and executive officers are assumed to be affiliates.

There were 15,491,609 shares of Common Stock issued and outstanding as of February 29, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant’s definitive Proxy Statement relating to its 2008 Annual Meeting of Stockholders scheduled to be held on April 24, 2008 (“the 2008 Proxy Statement”) and filed pursuant to Regulation 14A are incorporated by reference into Part III of this Form 10-K.

DRAFT

EXPLANATORY NOTE

This Second Amendment is being filed solely to include the Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 to the First Amendment, which was filed with the Securities and Exchange Commission on October 7, 2008, and incorporated by reference the Proxy Statement’s “Comprehensive Compensation Discussion and Analysis” in Part III., Item 11, Executive Compensation, of our Annual Report on Form 10-K, and does not amend or update any other part of that annual report.

DRAFT

PART III.

Item 11.  Executive Compensation

The information in the section of the 2008 Proxy Statement captioned “Executive Compensation,” including the item captioned “Comprehensive Compensation Discussion and Analysis,” is incorporated in this Item 11 by reference.

DRAFT

PART 1V.

3. Exhibits

Exhibit Number	Exhibit

* 31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

* 31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

DRAFT

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.

	By:	/s/ WAYNE H. DEITRICH
Wayne H. Deitrich
Chairman of the Board and
Chief Executive Officer
Dated: November x, 2008		(principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

	Name	Position	Date

	/s/WAYNE H. DEITRICH	Chairman of the Board and	November x, 2008
	Wayne H. Deitrich	Chief Executive Officer
(principal executive officer)

	/s/TORBEN WETCHE	Chief Financial Officer	November x, 2008
	Torben Wetche	and Treasurer
(principal financial officer)

	/s/MARK A. SPEARS	Controller	November x, 2008
	Mark A. Spears	(principal accounting officer)

	*	Chief Operating Officer	November x, 2008
	Frédéric P. Villoutreix	Director

	*	Director	November x, 2008
Claire L. Arnold

	*	Director	November x, 2008
K.C. Caldabaugh

	*	Director	November x, 2008
William Finn

	*	Director	November x, 2008
Richard D. Jackson

	*	Director	November x, 2008
Robert F. McCullough

*By:	/s/JOHN W. RUMELY, JR.		November x, 2008
John W. Rumely, Jr.
Attorney-In-Fact

DRAFT

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Wayne H. Deitrich, certify that:

1.               I have reviewed the report on Form 10-K/A of Schweitzer-Mauduit International, Inc. (the “Registrant”);

2.               Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.               The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a)              Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)             Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

4.               The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

a)              All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b)             Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date:  November x, 2008

Wayne H. Deitrich
Chairman of the Board and
Chief Executive Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

DRAFT

EXHIBIT 31.2

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Torben Wetche, certify that:

1.               I have reviewed the report on Form 10-K/A of Schweitzer-Mauduit International, Inc. (the “Registrant”);

2.               Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.               The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a)              Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)             Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

4.               The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

a)              All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b)             Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date:  November x, 2008

Torben Wetche
Chief Financial Officer and
Treasurer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.